Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 26, 2011. Stockholders voted as indicated below:

                               Affirmative         Against        Withheld
                                                                  Authority
Re-election of Kesop Yun
Class II to serve until 2014   3,944,828+          3,974,735      6,199

+ Kesop Yun did not receive the required affirmative votes of a majority of the shares present at the annual meeting and, as a result, no Class II Director was elected at the meeting. Under Maryland law, Kesop Yun will continue to serve as a holdover Director until the 2012 annual meeting.

Messrs. Ronaldo A. da Frota Nogueira, Julian Reid, Christopher Russell and Richard A. Silver continue to serve as Directors of the Fund.